UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO. ______)

                         WAYNE SAVINGS BANCSHARES, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $.10 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   94624Q 10 1
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                                 Charles F. Finn
                             Wanda Christopher-Finn
                         Wayne Savings Bancshares, Inc.
                             151 North Market Street
                                Wooster, OH 44691
                                 (330) 264-5767
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and CommunicationS)


                                  June 6, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule Section 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 Pages

CUSIP No.  94624Q 10 1                13D                     Page 2 of 10 Pages

--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Charles F. Finn
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]

--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------

 NUMBER OF SHARES      7     SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING           76,268
   PERSON WITH         ---------------------------------------------------------

                       8     SHARED VOTING POWER

                             101,543
                       ---------------------------------------------------------

                       9      SOLE DISPOSITIVE POWER

                              76,268
                       ---------------------------------------------------------

                       10    SHARED DISPOSITIVE POWER

                             101,543
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      177,811
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.0%*
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

----------------------
* The Reporting Person's percentage ownership is determined by assuming that options beneficially held by such person (but not those held by any other person) and that are exercisable within sixty (60) days, have been exercised.

CUSIP No.  94624Q 10 1                13D                     Page 3 of 10 Pages


Item 1.  Security and Issuer.
-----------------------------

      The securities as to which this Schedule 13D ("Schedule") relates are the shares of common stock, par value $.10 per share ("Common Stock"), of Wayne Savings Bancshares, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 151 North Market Street, Wooster, Ohio 44691.

Item 2.  Identity and Background.
---------------------------------

      (a) Charles F. Finn ("Reporting Person").

      (b) The Reporting Person's business address is the Issuer's principal executive office, 151 North Market Street, Wooster, Ohio 44691.

      (c) The Reporting Person is the President and Chief Executive Officer of the Issuer and Chairman of the Board of Directors of the Issuer. The Issuer's name and address are as provided in Item 1.

      (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

      (f) The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

      The Reporting Person beneficially owns 52,411 shares of Common Stock held directly, 12,513 shares of Common Stock granted pursuant to the Issuer's Employee Stock Ownership Plan ("ESOP"), and 3,895 shares held in the Reporting Person's account in the Issuer's 401(k) Plan. The Reporting Person acquired beneficial ownership of 9,823 shares through his individual retirement account. All purchases by the Reporting Person were made with personal funds. The Reporting Person also has been granted options to purchase an aggregate of 23,857 shares of Common Stock pursuant to the Issuer's stock option plan which may be exercised within 60 days of the date hereof and which are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by the Reporting Persons. The Reporting Person may be deemed to beneficially own an aggregate of 75,312 shares of Common Stock beneficially held by his spouse, Ms. Wanda Christopher-Finn.

CUSIP No.  94624Q 10 1                13D                     Page 4 of 10 Pages


Item 4.  Purpose of Transaction.
--------------------------------

      The Reporting Person is presently Chairman of the Board of Directors and the President and Chief Executive Officer of the Issuer. The Reporting Person intends to continue to participate in the management and operations of the Issuer. The Reporting Person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control. The Reporting Person does not intend to obtain control of the Issuer.

      The Reporting Person has been informed that in order to acquire 10% or more of the Issuer's shares of Common Stock certain governmental approvals may be required. The Reporting Person does not currently intend to acquire or offer to acquire 10% or more of the Issuer's shares of Common Stock which would require him to apply for such approvals. However, any determination to purchase additional shares of Common Stock will depend upon a number of factors, including market prices, the Issuer's prospects and alternative investments. Similarly, the Reporting Person may determine to sell all or a portion of his shares of Common Stock at any time.

      The Reporting Person currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

CUSIP No.  94624Q 10 1                13D                     Page 5 of 10 Pages


Item 5.  Interest in Securities of the Issuer.
----------------------------------------------

      (a) The Reporting Person beneficially owns 177,811 shares of Common Stock which represents approximately 5.0% of the outstanding shares of Common Stock upon exercise of the Reporting Person's options. At the date hereof, 3,524,327 shares of Common Stock were outstanding, not including outstanding options to purchase shares of Common Stock.

      (b) The Reporting Person has sole voting and dispositive power with respect to 76,268 shares of Common Stock which includes 23,857 shares which may be purchased upon the exercise of stock options. The Reporting Person has shared voting and dispositive power with respect to 12,513 shares of Common Stock held in the ESOP, 3,895 shares held in the 401(k) Plan, and 9,823 shares of Common Stock held in his individual retirement account. The Reporting Person also shares voting and dispositive power with respect to 75,312 shares held by his spouse.

      (c) Not Applicable.

      (d) Not Applicable.

      (e) Not Applicable.

Item 6.  Contracts,  Arrangements, Understandings  or Relationships With Respect
--------------------------------------------------------------------------------
To Securities of the Issuer.
----------------------------

      The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than agreements evidencing outstanding stock options. The Reporting Person is a Director of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as a Director in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

       Exhibit 1 Joint Filing Agreement, dated June 16, 2005, by and among the Reporting Persons

CUSIP No.  94624Q 10 1                13D                     Page 6 of 10 Pages

--------------------------------------------------------------------------------

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Wanda Christopher-Finn
--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

3     SEC USE ONLY

--------------------------------------------------------------------------------

4     SOURCE OF FUNDS

      PF
--------------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]

--------------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------

 NUMBER OF SHARES      7     SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING           61,555
   PERSON WITH         ---------------------------------------------------------

                       8     SHARED VOTING POWER

                             116,256
                       ---------------------------------------------------------

                       9      SOLE DISPOSITIVE POWER

                              61,555
                       ---------------------------------------------------------

                       10    SHARED DISPOSITIVE POWER

                             1116,256
--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      177,811
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.0%*
--------------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

----------------------
* The Reporting Person's percentage ownership is determined by assuming that options beneficially held by such person (but not those held by any other person) and that are exercisable within sixty (60) days, have been exercised.

CUSIP No.  94624Q 10 1                13D                     Page 7 of 10 Pages


Item 1.  Security and Issuer.
-----------------------------

      The securities as to which this Schedule 13D ("Schedule") relates are the shares of common stock, par value $.10 per share ("Common Stock"), of Wayne Savings Bancshares, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 151 North Market Street, Wooster, Ohio 44691.

Item 2.  Identity and Background.
---------------------------------

      (a) Wanda Christopher-Finn ("Reporting Person").

      (b) The Reporting Person's business address is the Issuer's principal executive office, 151 North Market Street, Wooster, Ohio 44691.

      (c) The Reporting Person is the Executive Vice President and Chief Operating Officer of the Issuer. The Issuer's name and address are as provided in Item 1.

      (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

      (f) The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

      The Reporting Person beneficially owns 41,555 shares of Common Stock held directly; 8,172 shares of Common Stock granted pursuant to the ESOP, and 3,393 shares held in the Reporting Person's account in the Issuer's 401(k) Plan. The Reporting Person acquired beneficial ownership of 2,192 shares through her individual retirement account. All purchases by the Reporting Person were made with personal funds. The Reporting Person also has been granted options to purchase an aggregate of 20,000 shares of Common Stock pursuant to the Issuer's stock option plan which may be exercised within 60 days of the date hereof and which are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by the Reporting Persons. The Reporting Person may be deemed to beneficially own an aggregate of 102,499 shares of Common Stock beneficially held by her spouse, Mr. Charles Finn.

CUSIP No.  94624Q 10 1                13D                     Page 8 of 10 Pages


Item 4.  Purpose of Transaction.
--------------------------------

      The Reporting Person is presently the Executive Vice President and Chief Operating Officer of the Issuer. The Reporting Person intends to continue to participate in the management and operations of the Issuer. The Reporting Person believes that the shares of Common Stock are an attractive investment and purchased the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control. The Reporting Person does not intend to obtain control of the Issuer.

      The Reporting Person has been informed that in order to acquire 10% or more of the Issuer's shares of Common Stock certain governmental approvals may be required. The Reporting Person does not currently intend to acquire or offer to acquire 10% or more of the Issuer's shares of Common Stock which would require her to apply for such approvals. However, any determination to purchase additional shares of Common Stock will depend upon a number of factors, including market prices, the Issuer's prospects and alternative investments. Similarly, the Reporting Person may determine to sell all or a portion of her shares of Common Stock at any time.

      The Reporting Person currently has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns 177,811 shares of Common Stock which represents approximately 5.0% of the outstanding shares of Common Stock upon exercise of the Reporting Person's options. At the date hereof, 3,524,327 shares of Common Stock were outstanding, not including outstanding options to purchase shares of Common Stock.

CUSIP No.  94624Q 10 1                13D                     Page 9 of 10 Pages


      (b) The Reporting Person has sole voting and dispositive power with respect to 61,555 shares of Common Stock which includes 20,000 shares which may be purchased upon the exercise of stock options. The Reporting Person has shared voting and dispositive power with respect to 8,172 shares of Common Stock held in the ESOP, 3,393 shares held in the 401(k) Plan, and 2,192 shares of Common Stock held in her individual retirement account. The Reporting Person also shares voting and dispositive power with respect to 102,499 shares held by her spouse.

      (c) Not Applicable.

      (d) Not Applicable.

      (e) Not Applicable.

Item 6.  Contracts,  Arrangements, Understandings  or Relationships With Respect
--------------------------------------------------------------------------------
to Securities of the Issuer.
----------------------------

      The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than agreements evidencing outstanding stock options.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

       Exhibit 1 Joint Filing Agreement, dated June 16, 2005, by and among the Reporting Persons

CUSIP No.  94624Q 10 1                13D                    Page 10 of 10 Pages


                                   SIGNATURES

      After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.





                                               /s/ Charles F. Finn
                                               --------------------------
       Date: June 16, 2005                     Charles F. Finn




                                               /s/ Wanda Christopher-Finn
                                               --------------------------
       Date: June 16, 2005                     Wanda Christopher-Finn